Exhibit 99.1
Boeing Announces Agreement to Acquire Argon ST
•	Acquisition advances Boeing’s strategy for growth in C4ISR, cyber and intelligence markets

•	Combined business will offer affordable, network-based capabilities to meet the mission-critical needs of Boeing’s domestic and international customers

•	Combination creates robust synergy opportunities by leveraging Boeing’s platform solutions with Argon ST’s deep expertise

•	Acquisition expected to have an immaterial impact on earnings
     ST. LOUIS, June 30, 2010 — The Boeing Company [NYSE: BA] and Argon ST [NASDAQ: STST] today announced that they have entered into an agreement for Boeing’s acquisition of Argon ST in an all cash tender offer and merger for $34.50 per share, or approximately $775 million, net of cash acquired.
     The agreement to acquire Argon ST, a leading developer of command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR) and combat systems, advances Boeing’s growth strategy and expands the company’s capabilities to address the C4ISR, cyber and intelligence markets.
     “Combining the strength of Boeing with the experience of Argon ST will significantly accelerate our capabilities in sensors, communications technologies and information management,” said Dennis Muilenburg, president and CEO of Boeing Defense, Space & Security. “Today’s announcement follows two years of partnering with Argon ST’s talented employees who, like Boeing employees, take pride in developing and deploying world-class engineering solutions for our customers.”
     Founded in 1997 and headquartered in Fairfax, Va., Argon ST develops sensors and networks designed to exploit, analyze and deliver information for real-time situational awareness. In fiscal 2009, the company generated $366 million in revenues. Argon ST has operating locations in Virginia, California, Michigan, Pennsylvania, Florida, Maryland and Texas, and has approximately 1,000 employees.
     “We’re very pleased to join The Boeing Company,” said Terry Collins, chairman and chief executive officer of Argon ST. “Our employee teams know each other well, and we are excited to now continue our combined support to warfighters and first responders as one company.”
     Once acquired, Argon ST will be a stand-alone subsidiary of Boeing and a new division of Boeing Network & Space Systems, a business within the Boeing Defense, Space & Security operating unit. Argon ST will continue to be led by Collins and his management team, which will help ensure a seamless transition for employees and customers.
     “As part of Boeing, Argon ST will continue to provide leading-edge network-based communications solutions for domestic and international customers including the U.S. Navy, the U.S. Air Force and the Department of Homeland Security so they can continue to execute their critical missions,” said Roger Krone, president of Boeing Network & Space Systems. “We’re confident that this combined team will be able to achieve great things together in the future.”
     The transaction is expected to close by the end of the third quarter 2010. The completion of the transaction is subject to a majority of the outstanding Argon ST shares being tendered, as well as satisfactory completion of other customary closing conditions, including U.S. regulatory approval.
     The definitive agreement was unanimously approved by Argon ST’s board of directors, and Argon ST’s board intends to recommend that the company’s stockholders tender their shares in the offer.
     Boeing plans to fund the transaction with existing cash. The acquisition is expected to have an immaterial impact on Boeing’s earnings.
     A unit of The Boeing Company, Boeing Defense, Space & Security is one of the world’s largest defense, space and security businesses specializing in innovative and capabilities-driven customer solutions, and the world’s largest and most versatile manufacturer of military aircraft. Headquartered in St. Louis, Boeing Defense, Space & Security is a $34 billion business with 68,000 employees worldwide.

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Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Argon ST. Vortex Merger Sub, a wholly owned subsidiary of The Boeing Company, has not commenced the tender offer for the shares of Argon ST stock described in this release. Upon commencement of the tender offer, the Vortex Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Argon ST will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about The Boeing Company, Argon ST, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, security holders will be able to obtain free copies of these documents from The Boeing Company or Argon ST by contacting: Scott Fitterer of The Boeing Company at 312-544-2294 or Aaron Daniels of Argon ST at 703-995-5610.
Forward-Looking Information Is Subject to Risk and Uncertainty
Certain statements in this release may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “should,” “expects,” “plans”, “intends,” “projects,” “believes,” “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements regarding the proposed acquisition of Argon ST include, but are not limited to, statements regarding the expected timetable for completing the transaction, future business prospects, our guidance relating to 2010 and 2011 financial and operating performance, product development and benefits and synergies of the transaction, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based upon assumptions about future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak to events only as of the date they are made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by federal securities laws. Specific factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to, the effect of economic conditions in the United States and globally, the ability of the parties to satisfy the transaction conditions and consummate the merger, the risk that competing offers will be made, our ability to successfully integrate Argon ST’s business and realize anticipated synergies, and other important factors disclosed previously and from time to time in our filings with the Securities and Exchange Commission.
Contact:
David Sidman
Boeing Communications
314-406-1818
david.sidman@boeing.com
Aaron Daniels
Argon ST
703-995-5610
ir@ArgonST.com